UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 25, 2017

SOUTHWEST BANCORP, INC.

(Exact name of registrant as specified in its charter)

Oklahoma	001-34110	73-1136584
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

608 South Main Street, Stillwater, Oklahoma	74074
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (405) 742-1800

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

Federal Reserve Approval of Pending Acquisition Application.

Southwest Bancorp, Inc. (the “Company”) received notification August 25, 2017 that the Board of Governors of the Federal Reserve System had approved the application of Simmons First National Corporation (“Simmons”) for its previously announced acquisition of the Company. The proposed merger will be submitted for approval by the shareholders of the Company and Simmons pursuant to special meetings of their respective shareholders expected to be held in October 2017.

In accordance with the terms of the Federal Reserve approval, the acquisition cannot be consummated until the expiration of the fifteen (15) calendar days after the date of the approval. We expect to close the merger during the fourth quarter of 2017.

Caution About Forward-Looking Statements

Certain statements contained in this communication may not be based on historical facts and are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as “anticipate,” “estimate,” “expect,” “foresee,” “may,” “might,” “will,” “would,” “could” or “intend,” future or conditional verb tenses, and variations or negatives of such terms. These forward-looking statements include, without limitation, those relating to the Company’s future growth, revenue, assets, asset quality, profitability and customer service, critical accounting policies, net interest margin, non-interest revenue, market conditions related to common stock repurchase programs, allowances for loan losses, the effects of certain new accounting standards on financial statements, income tax deductions, credit quality, the levels of credit losses from lending commitments, net interest revenues, interest rate sensitivities, loan loss experiences, liquidity, capital resources, market risk, earnings, effects of pending litigation, acquisition strategy, legal and regulatory limitations and compliance and competition.

Readers are cautioned not to place undue reliance on the forward-looking statements contained in this document in that actual results could differ materially from those indicated in such forward-looking statements, due to a variety of factors. These factors include, but are not limited to, changes in the Company’s operating or expansion strategy, availability of and costs associated with obtaining adequate and timely sources of liquidity, the ability to maintain credit quality, possible adverse rulings, judgments, settlements and other outcomes of pending litigation, the Company’s ability to collect amounts due under loan agreements, changes in consumer preferences, effectiveness of the Company’s interest rate risk management strategies, laws and regulations affecting financial institutions in general or relating to taxes, the effect of pending or future legislation, the Company’s ability to repurchase the Company’s common stock on favorable terms, ability to obtain regulatory approvals and meet other closing conditions to the acquisition, including approval by Simmons’ and the Company’s respective shareholders on the expected terms and schedule, delay in closing the acquisition, difficulties and delays in integrating the Company’s business or fully realizing cost savings and other benefits of the acquisition, business disruption following the Acquisition, changes in interest rates and capital markets, inflation, customer acceptance of the Company’s or Simmons’s products and services, and other risk factors. Other relevant risk factors may be detailed from time to time in the Company’s or Simmons’ press releases and filings with the Securities and Exchange Commission.

Important Additional Information and Where to Find It

In connection with the proposed acquisition by Simmons, Simmons will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of the Company and Simmons and a prospectus of Simmons, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF THE COMPANY AND SIMMONS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE ACQUISITION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY THE COMPANY AND SIMMONS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Simmons, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed by the Company or Simmons. You will also be able to obtain the joint proxy statement/prospectus, when it is filed, free of charge, from Simmons at www.simmonsbank.com under the heading “Investor Relations”. Copies of the joint proxy statement/prospectus can also be obtained, when it becomes available, free of charge, by directing a request to Southwest Bancorp, Inc., 608 South Main Street, Stillwater, OK 74074, Attention: Joe Shockley, CFO or Rusty LaForge, EVP, General Counsel & Investor Relations, Telephone: (405) 742-1800, or to Simmons First National Corporation, 501 Main Street, Pine Bluff, Arkansas 71601, Attention: David Garner, Investor Relations Officer, Telephone: (870) 541-1000.

Simmons, the Company and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Simmons and the Company, respectively, in connection with the proposed merger. Information about the directors and executive officers of Simmons and the Company, and their respective ownership of Simmons common stock and the Company’s common stock is set forth in the proxy statement for Simmons’ 2017 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 14, 2017, and in the proxy statement for Southwest’s 2017 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 9, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

August 25, 2017

SOUTHWEST BANCORP, INC.

By:	/s/ Mark W. Funke
Name:	Mark W. Funke
Title:	President and CEO